Canaccord Genuity LLC
Consolidated Statement of Changes in Subordinated Borrowings

Year Ended March 31, 2020

Subordinated borrowings at March 31, 2019	$	27,000,000
Issuance of subordinated notes		-
Payment of subordinated notes		-
Subordinated borrowings at March 31, 2020	$	27,000,000

See accompanying notes.